SIXTH SUPPLEMENTAL INDENTURE

among

SLM CORPORATION

and

THE BANK OF NEW YORK MELLON,

AS TRUSTEE

Dated as of October 15, 2008

SIXTH SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of October 15, 2008, between SLM Corporation, a Delaware corporation (the “Company”) and The Bank of New York Mellon, as trustee (the “Trustee”) under the Indenture, dated as of October 1, 2000 (as amended through the date hereof, the “Indenture”). Unless otherwise specified, capitalized terms used in this Supplemental Indenture have the meaning assigned to them in the Indenture.

WHEREAS, the Company issued its 8.450% Fixed Rate Medium Term Notes, Series A due June 15, 2018 (the “Notes”), on June 18, 2008;

WHEREAS, the terms of such Notes are set forth in Exhibit B to the Officers’ Certificate, dated June 18, 2008, delivered to the Trustee pursuant to Sections 2.02(a) and (c) of the Indenture (the “Officers’ Certificate”);

WHEREAS, certain holders of the Notes have requested that the Company authorize and approve certain amendments (set forth in Sections 1 and 2 below, the “Proposed Amendments”) to the terms of the Notes for the benefit of all the holders of the Notes (the “Holders”);

WHEREAS, the Company has agreed to authorize, approve, and adopt the Proposed Amendments;

WHEREAS, Section 9.01 of the Indenture provides that the Company and the Trustee may enter into one or more supplemental indentures without the consent of any Holder to make any change that does not adversely affect the rights of any Holder in any material respect;

WHEREAS, the proposed amendments will not adversely affect the rights of any Holder in any material respect, since the effect of the proposed amendments is to (i) extend the period during which a Change of Control can be triggered by the Notes ceasing to have an Investment Grade Rating from at least two of the three Rating Agencies, and (ii) provide that the Company will not amend certain provisions of the Notes without written consent of the Holders of a majority in Principal amount of the Notes; and

WHEREAS, the execution and delivery of this instrument have been duly authorized and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:

1. AMENDMENT TO THE DEFINITION OF “BELOW INVESTMENT GRADE RATING EVENT”

The definition of “Below Investment Grade Rating Event” as set forth in Exhibit B to the Officers’ Certificate is hereby deleted and replaced in its entirety as follows:

““Below Investment Grade Rating Event” means the Notes cease to have an Investment Grade Rating from at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following the consummation of such Change of Control; provided, however, that if (i) during such Trigger Period one or more Rating Agencies has publicly announced that it is considering the possible downgrade of the Notes, and (ii) a downgrade by each of the Rating Agencies that has made such an announcement would result in a Below Investment Grade Rating Event, then such Trigger Period shall be extended for such time as the rating of the Notes by any such Rating Agency remains under publicly announced consideration for possible downgrade to a rating below an Investment Grade Rating and a downgrade by such Rating Agency to a rating below an Investment Grade Rating could cause a Below Investment Grade Rating Event.”

2. ADDITION OF A NEW COVENANT OF THE COMPANY FOR THE BENEFIT OF THE HOLDERS

The following covenant is hereby added as the final paragraph of the terms of the Notes set forth in Exhibit B to the Officers’ Certificate:

“The Company hereby agrees that it will not execute any supplemental indenture that would make any change in the terms and conditions of the Notes described under the heading “Repurchase Upon a Change of Control Triggering Event” set forth in the Officers’ Certificate of the Company, dated as of June 18, 2008, establishing the terms of the 8.45% Fixed Rate Medium Term Notes, Series A due June 15, 2018 (the “8.45% Notes”) that would adversely affect the rights of any Holder of the 8.45% Notes without the written consent of the Holders of a majority in Principal amount of the outstanding 8.45% Notes.”

3. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument and all provisions in the Indenture and the Notes shall remain in full force and effect.

4. THIS SUPPLEMENTAL INDENTURE AND EACH NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE INTERNAL LAWS OF THE STATE OF NEW YORK, AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SAID STATE, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF.

5. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

6. In case any one or more of the provisions contained in this Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Supplemental Indenture or of the Notes, but this Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

7. This Supplemental Indenture shall become effective as of the date hereof and may be executed in any number of counterparts each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

SLM CORPORATION

By: /s/ JOHN F. REMONDI
Name: John F. Remondi
Title: Vice Chairman and
Chief Financial Officer

THE BANK OF NEW YORK MELLON, not in its individual

capacity, but solely as Trustee

By: /s/_LARRY O’BRIEN
Name: Larry O’Brien
Title: Vice President